                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 FORM 12b-25

                                              Commission File Number 1-11474
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                          NOTIFICATION OF LATE FILING

(Check One):[X]Form 10-K [ ]Form 11-K [ ]Form 20-F [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended:          JUNE 30, 1999
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                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION

                           BREED TECHNOLOGIES, INC.
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Full name of registrant


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Former name if applicable

                            5300 OLD TAMPA HIGHWAY
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Address of principal executive office (STREET AND NUMBER)

                              LAKELAND, FL 33811
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City, state and zip code


                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a)   |   The reasons described in reasonable detail in Part III of this
           |   form could not be eliminated without unreasonable effort or
           |   expense;
           |
 [x] (b)   |   The subject annual report, semi-annual report, transition
           |   report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion
           |   thereof will be filed on or before the 15th calendar day
           |   following the prescribed due date; or the subject quarterly
           |   report or transition report on Form 10-Q, or portion thereof
           |   will be filed on or before the fifth calendar day following the
           |   prescribed due date; and
           |
     (c)   |   The accountant's statement or other exhibit required by Rule
           |   12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         As disclosed in the Current Report on Form 8-K filed on September 29, 1999, by Breed Technologies, Inc. (the "Company") with the Securities and Exchange Commission, the Company and certain of its domestic subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware on September 20, 1999 (File No. 99-3399).

         Since filing the petition, the Company has been principally engaged in dealing with bankruptcy-related matters and formulating a business strategy in an effort to emerge from bankruptcy. The Company's financial, accounting and administrative personnel have devoted substantially all of their time to the maintenance of the remaining operations, including the development and implementation of the Company's post-bankruptcy business strategy, and to the administrative burdens of the reorganization case. In addition, the retention of the Company's independent accountants has yet to be approved by the U.S. Bankruptcy Court.

         The Company's bankruptcy filing came at a time during which year-end audit procedures were being conducted. As a result of the increased burdens placed upon the Company's financial, accounting, and administrative staff relating to the reorganization, the informational and filing requirements imposed on the Company by the Bankruptcy court, and the diversion of the Company's financial resources to this end, the required financial statements and related information necessary for inclusion in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1999 (the "Form 10-K") are not complete at this time. The Company anticipates that it will file its Form 10-K within the 15 calendar day time limit prescribed under Rule 12b-25 promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The Company currently intends to continue to meet all of its reporting obligations under the Exchange Act during the pendency of the bankruptcy.

                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              ROBIN KOVALESKI              (941)               668-6000
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                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ] Yes  [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           BREED TECHNOLOGIES, INC.
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                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  SEPTEMBER 29, 1999       By  /s/ PATRICK J. O'MALLEY
    --------------------           --------------------------------------------
                                       CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

  Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.